
05011343


om
LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday 8th September 2005

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
PROCESSING
RECEIVED
185
WASH. D.C.

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	5/9/2005	Share Placement
2	6/9/2005	Appendix 3B
3	6/9/2005	Preliminary Final Report

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jane Onley
Commercial Manager

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

5 September 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

In response to a request from our syringe manufacturer in China the board agreed to place with him and his close associates 825,000 shares at $0.667/share. The pricing of this placement was originally discussed with our manufacturer when OMI shares were trading in the range of $0.74 to $0.80 cents but no placement could take place until the funds were actually received.

Whilst this placement only represents 2.8% of the issued capital of the company, the board views the manufacturer's interest in being an investor in OMI as a sign of confidence in his ability to efficiently manufacture the OMI retractable safety syringe and in the future prospects of the company.

OMI now advises that it today received funds for 300,000 shares. The company will notify the market once the additional funds are received.

Ian Fraser
Chairman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY FULLY PAID SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	825,000 ORDINARY FULLY PAID SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARE PLACEMENT – ORDINARY FULLY PAID SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.667 PER SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	WORKING CAPITAL
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 SEPTEMBER 2005 FOR APPLICATION MONIES RECEVIED TO DATE

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	30,355,626	ORDINARY FP SHARES

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

N/A

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

D C MACKENZIE
COMPANY SECRETARY

Date: 6 September 2005

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

6 September 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

PRELIMINARY FINAL ANNOUNCEMENT (UNAUDITED) – YEAR ENDED 30 JUNE 2005

Occupational & Medical Innovations Limited today announced a loss of $4.321 million for the year ended 30 June 2005. Whilst this loss was higher than the loss of $3.695 million reported for the corresponding period last year, the Chairman of OMI (Mr. Ian Fraser) remarked that this reflected the price the company had to pay in moving its products forward to commercial production.

The highlights of the past twelve (12) months include the significant advance that had been made in the past four months in getting the OMI retractable syringe from laboratory to commercial production and the recently announced "Notice of Allowance" issued by the USA Patent and Trademark office. This notice of allowance will result in OMI being granted a patent for its retractable syringe in the United States of America (USA) on 27 October 2005.

Disappointments during the year include the failure of the company to convince B.Braun that the OMI valve was a suitable alternative to their own valve for the USA market and the lack of significant progress (sales) in the USA for the OMI safety scalpel.

In releasing the full year result the directors make the following comments relating to the development of the company's products:-

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Retractable Syringe

The development of the syringe continues in accordance with the timetable laid out in the Market Update announcement of 4 July 2005. The 70,000 1ml samples of the retractable syringe are scheduled to arrive in Australia in the week beginning 12 September 2005.

Safety Scalpel

The revised design of the metal handle for the USA distributors has been completed and a trial shipment despatched. OMI are now awaiting comments from the distributor. A letter of Intent has been signed by Terumo (Thailand) whereby Terumo will distribute the OMI safety scalpel (both metal handle and disposable plastic) in Thailand, Vietnam, Cambodia, Laos and Myanmar. A formal distribution agreement is currently with Terumo for their approval.

Valve

Discussions are continuing with a USA based company. Currently these discussions involve both the licensing of the OMI valve and the licensing of OMI technology for integration with proprietary technology of the USA Company.

Other products

In addition to the above products the company recently applied for a patent on a safety retracting catheter which was designed in response to a request from a USA based company. This design, including working models, was handed to the client in a meeting held in the USA on 30 August 2005.

The company will continue to keep shareholders fully informed of developments regarding all its products. Failing any significant announcements, the next market update to shareholders will take place as part of the Chairman's address, at the company's Annual General Meeting on 16 November 2005.

Ian Fraser
Chairman

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Financial Year Ended	30 June 2005
Previous Corresponding Reporting Period	30 June 2004

Results for Announcement to the Market

	$'000	**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities	406	(11.2%)
Profit / (loss) from ordinary activities after tax attributable to members (See Note 1 below)	(4 321)	17.4%
Net profit / (loss) for the period attributable to members (See Note 1 below)	(4 321)	17.4%

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer attached unaudited Appendix 4E financial statements

Note 1: The 2005 net loss for the period has increased by $640k over the same period last year.

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlement to the dividend	Not applicable
Amount per security	Not applicable
Total dividend	Not applicable
Amount per security of foreign sourced dividend or distribution	Not applicable
Details of any dividend reinvestment plans in operation	Not applicable
The last date for receipt of an election notice for participation in any dividend reinvestment plans	Not applicable

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	9.30 cents	20.93 cents

Other Significant Information Needed by an Investor to Make an Informed Assessment of the Entity's Financial Performance and Financial Position

Refer attached unaudited Appendix 4E financial statements

Commentary on the Results for the Period

The earnings per security and the nature of any dilution aspects : Refer attached unaudited Appendix 4E financial statements
Returns to shareholders including distributions and buy backs : There have been no distributions to shareholders or share buy backs for the current or previous financial year.
Significant features of operating performance : Refer attached covering commentary to Appendix 4E.
The results of segments that are significant to an understanding of the business as a whole: The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.
Discussion of trends in performance : Refer attached covering commentary to Appendix 4E.
Any other factor which has affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified: Refer attached covering commentary to Appendix 4E.

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

Not applicable.

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

Not applicable.

Attachments Forming Part of Appendix 4E

Attachment #	**Details**
1	Unaudited Appendix 4E financial statements (27 pages)

Signed By (Director/Company Secretary)	[signature]
Print Name	DC MACKENZIE
Date	6 September 2005

Occupational & Medical Innovations Limited

ABN 11 091 192 871

UNAUDITED
Appendix 4E Financial Statements
For the year ended 30 June 2005

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871**

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
Revenue					
Revenue from ordinary activities	3	405 899	457 108	181 099	99 011
Expenditure					
Expenses from ordinary activities	4	(4 989 349)	(4 485 488)	(764 146)	(492 872)
Borrowing costs		(11 044)	(15 376)	-	-
Profit/(loss) before income tax expenses		(4 594 494)	(4 043 756)	(583 047)	(393 861)
Income tax (expense)/benefit	5	273 856	363 175	-	-
Net profit/(loss)		(4 320 638)	(3 680 581)	(583 047)	(393 861)
Total revenue, expenses and valuation adjustments recognised directly in equity		-	(14 500)	-	(14 500)
Total changes in equity other than those resulting from transactions with owners as owners	18	(4 320 638)	(3 695 081)	(583 047)	(408 361)
Basis earnings per share	20	(14.63) cents	(13.96) cents		
Diluted earnings per share	20	(14.63) cents	(13.96) cents		

The above Statements of Financial Performance should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF FINANCIAL POSITIONS
AS AT 30 JUNE 2005

	Note	Consolidated Entity		Parent Entity	
		2005	2004	2005	2004
		$	$	$	$
Current Assets					
Cash assets	6	2 080 603	5 631 098	1 929 145	5 397 173
Receivables	7	322 426	99 899	7 429	7 284
Inventory	8	17 504	-	-	-
Other	9	350 411	216 266	10 000	10 000
Total Current Assets		2 770 944	5 947 263	1 946 574	5 414 457
Non-Current Assets					
Receivables	7	-	-	9 611 345	6 522 017
Property, plant and equipment	10	503 320	467 118	-	59
Other financial assets	11	-	-	16 564 639	16 564 639
Intangible assets	12	14 550 372	15 521 202	2 501 684	2 670 899
Other	13	1 144 844	1 058 246	150 893	150 893
Total Non-Current Assets		16 198 536	17 046 566	28 828 561	25 908 507
Total Assets		18 969 480	22 993 829	30 775 135	31 322 964
Current Liabilities					
Payables	14	195 339	131 722	56 122	20 904
Interest bearing liabilities	15	191 102	6 622	-	-
Provisions	16	78 395	54 021	-	-
Total Current Liabilities		464 836	192 365	56 122	20 904
Non-Current Liabilities					
Interest bearing liabilities	15	45 724	28 712	-	-
Provisions	16	18 000	11 194	-	-
Total Non-Current Liabilities		63 724	39 906	-	-
Total Liabilities		528 560	232 271	56 122	20 904
NET ASSETS		**18 440 920**	**22 761 558**	**30 719 013**	**31 302 060**
Equity					
Contributed equity	17	32 973 508	32 973 508	32 973 508	32 973 508
Accumulated losses	18	(14 532 588)	(10 211 950)	(2 254 495)	(1 671 448)
TOTAL EQUITY		**18 440 920**	**22 761 558**	**30 719 013**	**31 302 060**

The above Statement of Financial Positions should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers		57 177	289 631	-	16 254
Payments to suppliers and employees		(3 815 276)	(3 582 620)	(597 637)	(337 161)
GST recovered/(paid)		112 189	136 124	37 837	19 652
Interest received		185 433	127 238	181 099	125 232
Research and development concession refund		-	363 175	-	-
Borrowing costs paid		(11 044)	(15 376)	-	-
Net cash provided by/(used in) operating activities	29	(3 471 521)	(2 681 828)	(378 701)	(176 023)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(193 868)	(249 652)	-	-
Payments for research and development		(86 598)	(95 443)	-	-
Net cash provided by/(used in) investing activities		(280 466)	(345 095)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		-	4 924 195	-	4 924 195
Share capital costs		-	(14 500)	-	(14 500)
Funds provided to controlled entities		-	-	(3 089 327)	(3 048 917)
Proceeds/(Payment) of borrowings		201 492	(6 520)	-	-
Net cash provided by/(used in) financing activities		201 492	4 903 175	(3 089 327)	1 860 778
Net increase/(decrease) in cash held		(3 550 495)	1 876 252	(3 468 028)	1 684 755
Cash at the beginning of the year		5 631 098	3 754 846	5 397 173	3 712 418
Cash at the end of the year	6	2 080 603	5 631 098	1 929 145	5 397 173

The above Statements of Cash Flows should be read in conjunction with the attached notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 30 June 2005 and the results of all controlled entities for the year then ended. Occupational & Medical Innovations Limited and its controlled entities (refer note 27) are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Tax Consolidation
Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities that are listed in Note 27. The tax consolidated legislation was first applied for the year ended 30 June 2004.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Property, Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	**%**
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Going Concern Basis for Accounting

The consolidated entity sustained losses of $4,320,638 for the year ended 30 June 2005 and used $3,471,521 of cash in funding the year's operations. The consolidated entity has access to $2,080,603 cash on hand at 1 July 2005 and has forecast profits and positive cash flows from sales during the period to 31 December 2006 sufficient to pay for continued development and the costs of operation for the next financial year.

Forecasts by the directors are however based on the commencement of sales of safety scalpels and retractable syringes during the year in volumes sufficient to generate cash flows which will assist in the funding of operations. Directors consider some build up of inventory will also be necessary and will require funding.

The assumptions about the commencement of cash flow from sales, the volume of sales and cash outflows required to accumulate the necessary inventory, and other assumptions used in the preparation of the forecast cash flows for the period to 31 December 2006 are based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. Whilst the directors believe the assumptions are reasonable based on information known to directors, the occurrence and timing of the future events are not certain.

If assumptions about the volumes and timing of sales and costs associated with the operation of the consolidated entity prove to be optimistic and cash flows are not achieved in the manner forecast it is possible that the directors may have to seek further capital contributions from existing or new shareholders.

Directors are confident that if necessary they will be able to raise sufficient capital to enable the continuation of operations until sales reach a volume to ensure continued profitability and positive cash flows.

There is however uncertainty attaching to the consolidated entity's ability to attain the sales levels and consequent cash inflows and to raise sufficient capital, if necessary, to ensure the continuation of operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If insufficient cash is able to be generated from continued operations or capital raising to successfully operate the business at the level of profitability confidently expected by directors, there is considerable uncertainty that the consolidated entity will realize its assets, including intangible assets, and extinguish its liabilities at the amounts stated in the financial report.

(f) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(g) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(h) Intangibles

Patents are stated at cost and prior to commercial production are amortised using the straight-line method over 20 years. Upon commencement of commercial production the life cycle of the product is assessed and patents are amortised on a straight line basis over that life cycle.

(i) Deferred Development Costs

Capitalised deferred development costs are restricted to those relating to specific products which are being developed for commercial applications. They are stated at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised development costs are reviewed annually with costs on projects not considered recoverable written off.

(j) Payables

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms. Receivables due from subsidiaries are non-current and will only be called down when they have sufficient working capital to repay existing debt. Ultimate recoverability is dependent upon successful development and commercial production of the products.

(l) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(m) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(n) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(o) Cash

Cash includes cash on hand and in banks and investments in money market instruments.

(p) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits. Where assets are acquired by means of finance leases, the present value of minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense. Operating lease payments are charged to expense in the periods in which they are incurred.

(q) Inventory

Inventories are measured at the lower of cost and net realisable value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Earnings per Share

Basic: Basic earnings per share is determined by dividing net profit/(loss) attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial year.

Diluted: Diluted earnings per share adjusts the figures used in the determination of basic earnings per share using the weighted average number of ordinary shares adjusted for dilutive potential ordinary shares outstanding during the financial year.

(s) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Statement of Financial Performance in the financial year in which the exchange rates change as exchange gains or losses.

(t) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operation cash flows.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Net gains				
Foreign exchange gain/(loss)	(2 706)	3 279	-	-
Expenses				
Depreciation of plant and equipment	137 335	136 390	59	83
Amortisation of leased asset	19 280	-	-	-
Amortisation of leasehold improvements	-	65	-	-
Amortisation of intangibles (patents)	970 830	982 850	169 215	169 215
Net loss on sale of non-current assets	1 051	5 868	-	-
Operating lease rental expense	51 600	51 600	-	-
Borrowing costs	11 044	15 376	-	-
3. REVENUES FROM ORDINARY ACTIVITIES				
Operating revenue				
Sale of goods	211 204	352 812	-	-
Non-operating revenue				
Interest	185 433	101 017	181 099	99 011
Foreign exchange gains	9 262	3 279	-	-
	405 899	457 108	181 099	99 011

4. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Classification of expenses by nature				
Employee costs and Directors fees	1 689 143	1 334 395	234 235	137 545
Depreciation	137 335	136 390	(479)	83
Accounting	76 446	60 035	85 164	35 539
Amortisation	990 110	982 915	169 215	169 215
Consulting fees	154 566	173 604	6 793	48 499
Insurance	228 272	337 773	16 297	15 801
Legal costs	174 950	133 681	152 332	18 897
Listing expenses	78 146	41 774	78 146	41 774
Travel	289 253	207 789	7 899	-
Patent fees	168 981	230 750	-	-
Printing and Stationery	46 809	55 279	4 781	-
Rent	51 600	51 600	-	-
Cost of goods sold	150 416	189 800	-	-
Samples and testing	157 456	-	-	-
Repairs and maintenance	2 221	54 113	-	-
Computer	32 349	77 136	160	-
Repayment to BBraun for deposit on moulds	200 000	-	-	-
Loss on sale of assets	1 051	-	538	-
Other expenses from ordinary activities	360 245	418 454	9 065	25 519
	4 989 349	4 485 488	764 146	492 872

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Prima facie tax benefit on operating profit/(loss) calculated at 30% (2004 : 30%)	(1 378 348)	(1 213 126)	(174 914)	(118 158)
Tax effect on permanent differences:				
Amortisation	291 249	294 855	50 765	50 765
Other non deductible items	1 836	47 883	65	12 489
FITB not brought to account	1 085 263	870 388	124 084	54 904
R&D concession refund	273 856	363 175	-	-
Income tax (expense)/benefit	273 856	363 175	-	-

Potential future income tax benefits at 30% (2004: 30%) attributable to tax losses and timing differences carried forward, amounting to $2 238 996 (2004: $1 153 733) for the consolidated entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation
The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
6. CASH ASSETS				
Cash on hand	101	11	-	10
Cash at bank	185 530	382 859	34 172	148 935
Cash on deposit	1 894 972	5 248 228	1 894 973	5 248 228
	2 080 603	5 631 098	1 929 145	5 397 173
7. RECEIVABLES				
Current				
Trade accounts receivable	-	56 385	-	-
Other	322 426	43 514	7 429	7 284
	322 426	99 899	7 429	7 284
Included in trade accounts receivable are amounts receivable in US dollars translated at the spot rate at year end	-	35 777		
Non-current				
Receivables from controlled entities	-	-	9 611 345	6 522 017
8. INVENTORY				
Finished goods	17 504	-	-	-

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
9. OTHER CURRENT ASSETS				
Prepayments	341 602	184 528	-	-
Other	8 809	31 738	10 000	10 000
	350 411	216 266	10 000	10 000

10. PROPERTY, PLANT & EQUIPMENT

	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Plant and equipment at cost	871 321	726 699	-	548
Accumulated depreciation	(397 429)	(260 094)	-	(489)
	473 892	466 605	-	59
Leased assets	48 708	-	-	-
Accumulated amortisation	(19 280)	-	-	-
	29 428	-	-	-
Leasehold improvements at cost	-	578	-	-
Accumulated amortisation	-	(65)	-	-
	-	513	-	-
	503 320	467 118	-	59

Movements during the year:

	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Plant and equipment				
Beginning of the year	466 605	359 789	59	142
Additions	145 160	249 074	-	-
Disposals	(538)	(5 868)	(538)	-
Depreciation	(137 335)	(136 390)	479	(83)
	473 892	466 605	-	59
Leased assets and leasehold improvements				
Beginning of the year	513	-	-	-
Additions	48 708	578	-	-
Disposals	(513)	-	-	-
Amortisation	(19 280)	(65)	-	-
	29 428	513	-	-

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
11. OTHER FINANCIAL ASSETS				
Investment in controlled entities - at cost	-	-	16 564 639	16 564 639
12. INTANGIBLES				
Patents at cost	19 654 009	19 654 009	3 381 523	3 381 699
Accumulated amortisation	(5 103 637)	(4 132 807)	(879 839)	(710 800)
	14 550 372	15 521 202	2 501 684	2 670 899

The directors have determined that patents with a carrying value of $14.6 million (2004: $15.5 million) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution agreement with Device Technologies Australia Pty Ltd as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel manufacturing agreement with Wuxi Xinda Medical Device Co Ltd in China.
- Distribution agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Syringe manufacturing agreement with China Medical Group, Inc for manufacture of the retractable syringe and distribution in China.
- Safe IV Access Valve manufacturing agreement with Vital Care Group, Inc for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including signing a distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a distribution agreement for the OMI IV Access Valve and the ability of manufacturers to fulfil their obligations under the manufacturing agreements. Whilst the directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
13. OTHER NON-CURRENT ASSETS				
Deferred development costs	1 144 844	1 058 246	150 893	150 893
Movements during the year:				
Opening balance	1 058 246	962 803	150 893	150 893
Additions	86 598	95 443	-	-
Amounts written off	-	-	-	-
Closing balance	1 144 844	1 058 246	150 893	150 893
14. PAYABLES				
Trade accounts payable and accruals (unsecured)	195 339	131 722	56 122	20 904
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	11 550	29 719		
15. INTEREST BEARING LIABILITIES				
Current				
Insurance finance	173 665	-		
Hire purchase	17 437	6 622	-	-
	191 102	6 622		
Non-current				
Hire purchase	45 724	28 712	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

	Consolidated 2005	Consolidated 2004	Parent 2005	Parent 2004
16. PROVISIONS				
Current				
Employee entitlements	78 395	54 021	-	-
Non-current				
Employee entitlements	18 000	11 194	-	-
Aggregate employee entitlements	96 395	65 215	-	-

The consolidated entity had 12 (2004: 13) full time or full time equivalent employees at 30 June 2005.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

17. CONTRIBUTED EQUITY

Issued shares:				
29 530 626 (2004: 29 530 626) ordinary shares	32 973 508	32 973 508	32 973 508	32 973 508
Shares issued during the period:				
Opening balance	32 973 508	28 063 813	32 973 508	28 063 813
3 176 900 ordinary shares at $1.55 each	-	4 924 195	-	4 924 195
Share issue costs	-	(14 500)	-	(14 500)
	32 973 508	32 973 508	32 973 508	32 973 508

Ordinary shares entitle the holder to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

18. ACCUMULATED LOSSES

Balance at beginning of year	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)
Net profit/(loss)	(4 320 638)	(3 680 581)	(583 047)	(393 861)
Balance at end of year	(14 532 588)	(10 211 950)	(2 254 495)	(1 671 448)

19. TOTAL EQUITY

Balance at beginning of year	22 761 558	21 532 444	31 302 060	26 786 226
Total changes in equity recognised in the Statement of Financial Performance	(4 320 638)	(3 680 581)	(583 047)	(393 861)
Transactions with owners as owners:				
- contributions of equity	-	4 924 195	-	4 924 195
- cost of capital raising	-	(14 500)	-	(14 500)
Balance at end of year	18 440 920	22 761 558	30 719 013	31 302 060

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
20. EARNINGS PER SHARE				
Basic earnings per share	(14.63) cents	(13.96) cents		
Diluted earnings per share	(14.63) cents	(13.96) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	29 530 626	26 362 430		
Net profit/(loss) used in calculating basic earnings per share	(4 320 642)	(3 680 581)		

There are no potential ordinary shares that are dilutive at either year end.

21. AUDITOR'S REMUNERATION

Services provided by the parent entity's auditor:

	Consolidated 2005 $	Consolidated 2004 $	Parent 2005 $	Parent 2004 $
Assurance services				
Audit and review of financial reports	46 246	20 000	46 246	20 000
Other services				
Compliance with regulatory requirements	24 072	12 933	19 790	12 933
	70 318	32 933	66 036	32 933

22. DIRECTOR DISCLOSURES

Directors

The following persons were Directors of the parent entity during the financial year:

Name of Director	Title
B Kiehne	Director
I Fraser	Chairman – Non-executive Director (appointed 23 November 2004)
D Mackenzie	Non-executive Director (appointed 23 November 2004)
M Rogers	Non-executive Director (appointed 23 November 2004)
A Cray	Non-executive Director (appointed 18 May 2005)
Dr J Taske	Chairman – Non-executive Director (resigned 22 November 2004)
M Hayne	Non-executive Director (resigned 22 November 2004)
L Litzow	Non-executive Director (resigned 19 November 2004)
K Taske	Joint Managing Director (resigned 22 November 2004)

22. DIRECTOR DISCLOSURES (continued)

Principles used to determine the nature and amount of remuneration

Directors' fees
Fees to directors reflect the demands which are made on, and the responsibilities of, the directors. Directors' fees are reviewed annually by the Board and are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

Executive directors' pay
The combination of directors' fees, salary, non-cash benefits and superannuation make up the executive directors total remuneration. The salary component of executive directors' remuneration package is reviewed annually to ensure the Executives pay is competitive with the market. Executive directors' pay is not directly linked to the financial performance of the consolidated entity.

Details of remuneration
Total remuneration of directors for the year ended 30 June 2005 is set out below:

Director	Director's Fee	Salary	Non-cash Benefits	Superannuation	Options	Total
B Kiehne	24 000	159 934	4 920	16 173	-	205 027
I Fraser	39 166	-	-	3 525	-	42 691
D Mackenzie	26 050	-	-	2 344	-	28 394
M Rogers	26 050	-	-	-	-	26 050
A Cray	5 201	-	-	468	-	5 669
Dr J Taske	12 000	-	-	1 080	-	13 080
M Hayne	18 000	-	-	-	-	18 000
L Litzow	18 000	-	-	-	-	18 000
K Taske	8 000	109 145	18 650	10 543	-	146 338
Total	176 467	269 079	23 570	34 133	-	503 249

Total remuneration of directors for the year ended 30 June 2004 is set out below.

Director	Director's Fee	Salary	Non-cash Benefits	Superannuation	Options	Total
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
Dr J Taske	47 525	-	-	270	-	47 795
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

22. DIRECTOR DISCLOSURES (continued)

Shareholdings
The number of ordinary shares in the parent entity held during the financial year by each director and their personally related entities is set out below:

Name	Balance at the start of the year/ appointment	Received on the exercising of options	Net purchased/ (sold)	Balance at the end of the year/ resignation
B Kiehne	8 795 667	-	(733 960)	8 061 707
I Fraser	2 000	-	-	2 000
D Mackenzie	-	-	-	-
M Rogers	20 000	-	-	20 000
A Cray	429 460	-	-	429 460
Dr J Taske	696 908	-	(4 000)	692 908
M Hayne	97 450	-	-	97 450
L Litzow	24 653	-	-	24 653
K Taske	423 125	-	-	423 125
Total	10 489 263	-	(737 960)	9 751 303

23. SPECIFIED EXECUTIVES DISCLOSURES

Executives
The following persons were executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the year:

Specified Executive	Title
P Rea	General Manager (Appointed January 2005)
A Horstman	Design Manager & Director OMI Research Pty Ltd (Resigned January 2005)

The consolidated entity had no other employees during the year who meet the definition of specified executive.

Principles used to determine the nature and amount of remuneration
Base pay for the Executive is reviewed annually to ensure the Executives pay is competitive with the market.

Total remuneration of specified executives for the year ended 30 June 2005 is set out below:

Specified Executive	Salary	Non-Cash Benefits	Superannuation	Options	Total
P Rea	87 056	5 089	7 773	-	99 918
A Horstman	42 897	6 149	4 634	-	53 680
Total	129 953	11 238	12 407	-	153 598

23. SPECIFIED EXECUTIVES DISCLOSURES (continued)

Total remuneration of the specified executives for the year ended 30 June 2004.

Specified Executive	Salary	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024	-	143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period 1 December 2003 to being appointed a Director on 22 January 2004.

Shareholdings
The number of ordinary shares in the parent entity held during the financial year by each executive of the consolidated entity is set out below:

Name	Balance at the start of the year/ appointment	Received on the exercising of options	Net purchased/ (sold)	Balance at the end of the year/ resignation
P Rea	-	-	-	-
A Horstman	2 000	-	-	2 000

24. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

25. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development and distribution of safety medical devices.

The consolidated entity operates predominantly in one geographical segment, being Australia.

26. RELATED PARTY TRANSACTIONS

Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with former director Mr M Haynes, totalling $4 598 (2004: $35 744);
(b) Wages paid to relatives of Mr B Kiehne totalling $812 (2004: $26 310)
(c) Secretarial and other services provided by Weir River Grazing Co, a company associated with former director Mr L Litzow, totalling $nil (2004: $11 747)

26. RELATED PARTY TRANSACTIONS (continued)

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with former director Mr D Jenkins, totalling $nil (2004: $12 765)
(e) Managerial and other services provided by former chairman Dr J Taske, totalling $1 600 (2004: $nil)
(f) Secretarial and other services provided by Mr D Mackenzie totalling $13 200 (2004: $nil)
(g) Managerial and other services provided by Mr I Fraser totalling $8 500 (2004: $nil)
(h) Consulting services provided by Nescan Pty Ltd, a company associated with Mr M Rogers, totalling $7 438 (2004: $nil)

Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

27. CONTROLLED ENTITIES

Controlled Entity	Country of Incorporation	Percentage of Shares Held	
		2005	2004
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

28. FINANCIAL INSTRUMENTS

Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provisions for losses. The consolidated entity has significant concentration of credit risk regarding receivables as 85% of the balance relates to the R&D concession refund.

Interest rate risk exposure

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board.

28. FINANCIAL INSTRUMENTS (continued)

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2005		Fixed Interest Rate Maturing				
	Non-interest bearing	1 year or less	1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	$
Financial assets:						
Cash	101	1 044 034	-	1 036 468	2 080 603	5.04%
Receivables	322 426	-	-	-	322 426	-
	322 527	1 044 034	-	1 036 468	2 403 029	
Financial liabilities:						
Trade accounts payable	195 339	-	-	-	195 339	-
Insurance finance	-	173 665	-	-	173 665	3.83%
Hire purchase liabilities	-	17 437	45 724	-	63 161	7.55%
	195 339	191 102	45 724	-	432 165	
Net financial assets/ (liabilities)	127 188	852 932	(45 724)	1 036 468	1 970 864	

2004		Fixed Interest Rate Maturing				
	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	$
Financial assets:						
Cash	11	4 000 000	-	1 631 087	5 631 098	5.01%
Receivables	99 899	-	-	-	99 899	-
	99 910	4 000 000	-	1 631 087	5 730 997	
Financial liabilities:						
Trade accounts payable	131 722	-	-	-	131 722	-
Hire purchase liabilities	-	6 622	28 712	-	35 334	10.09%
	131 722	6 622	28 712	-	167 056	
Net financial assets/ (liabilities)	(31 812)	3 993 378	(28 712)	1 631 087	5 563 941	

29. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statements of Cash Flows, is reconciled to the related items in the Statement of Financial Position as follows:

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Net profit/(loss)	(4 320 638)	(3 680 581)	(583 049)	(393 861)
Depreciation	137 335	136 390	59	83
Amortisation	990 110	982 915	169 215	169 215
Loss on disposal of non-current assets	1 051	5 868	-	-
Changes in assets and liabilities:				
Trade debtors	(177 770)	(47 639)	-	-
Inventory	(17 504)	-	-	-
Interest receivables	-	26 221	-	26 221
Other current assets	22 929	(21 338)	-	-
Prepayments	(157 074)	(184 351)	-	-
Trade creditors and accruals	26 173	84 042	35 219	13 007
GST clearing	(7 313)	1 896	(145)	9 312
Provision for employee entitlements	31 180	14 749	-	-
	(3 471 521)	(2 681 828)	(378 701)	(176 023)

(iii) The consolidated entity has no credit standby arrangements as at 30 June 2005. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 30.

30. COMMITMENTS FOR EXPENDITURE

Operating leases in relation to plant and equipment

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	-	1 228	-	-
Later than one year not later than five years	-	4 706	-	-
	-	5 934	-	-

30. COMMITMENTS FOR EXPENDITURE (continued)

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	22 655	10 875	-	-
Later than one year not later than five years	50 335	33 740	-	-
	72 990	44 615	-	-
Future finance charges:				
Not later than one year	(5 218)	(4 253)	-	-
Later than one year not later than five years	(4 611)	(5 028)	-	-
Hire purchase liability	63 161	35 334	-	-

31. CONTINGENT LIABILITIES

The company has received a claim from Mr K Taske, the former Joint Chief Executive, for $489,333 representing damages for termination of an alleged employment contract. Mr Taske's services were terminated on 23 December 2004. The company denies the claim and will vigorously defend the action.

The consolidated entity has a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should OMI terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised portion of manufacturing equipment acquired by CMG with a cost value of up to $2.5 million where OMI has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement. The directors are not aware of any written consent given to CMG for equipment purchases.

32. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the Directors' Report.

33. EVENTS SUBSEQUENT TO BALANCE DATE

In response to a request from our syringe manufacturer in China the board agreed to place with him and his close associates 825,000 shares at $0.667/share. The pricing of this placement was originally discussed with our manufacturer when OMI shares were trading in the range of $0.74 to $0.80 cents but no placement could take place until the funds were actually received.

Whilst this placement only represents 2.8% of the issued capital of the company, the board views the manufacturer's interest in being an investor in OMI as a sign of confidence in his ability to efficiently manufacture the OMI retractable safety syringe and in the future prospects of the company.

34. EMPLOYEE OPTION PLAN

On 21 June 2004 the parent entity established the Occupational & Medical Innovations Employee Option Plan to enable the Board to offer options to acquire ordinary shares in the parent entity to employees, contractors and other key contributors to the consolidated entity's business, at the discretion of the Board.

As at 30 June 2005 none of the issued options have vested under the employee option plan because conditions required were not met.

Key terms and conditions of the plan are as follows:

For the first issue of options under the plan one third of the options will vest on 7 June 2005, a further third will vest on 7 June 2006 and the balance will vest on 7 June 2007. The last exercise date is five years from the date of issue (subject to any adjustment under the plan).

An option shall vest with an exercise price of $2.00 per option if the following conditions are met:

Exercise conditions for options vesting on the first exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months prior to the first exercise date.

Exercise conditions for options vesting on the second exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months prior to the second exercise date.

Exercise conditions for options vesting on the third exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months prior to the third exercise date.

Vested options will lapse on the earlier of:

- the last exercise date
- a determination of the plan committee that the options should lapse due to dismissal, removal from office, termination of contract, fraud, defalcation, gross misconduct or any act which brings the consolidated entity or any body corporate with the consolidated entity into disrepute
- unless otherwise determined by the plan committee, the date which is 30 days after ceasing to be an employee or termination of contract.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Standards".

Management of the consolidated entity has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1 "First Time Adoption of Australia Equivalents to International Financial Reporting Standards" has been considered where applicable.

Users of the financial statements should note, however, that the amounts disclosed could change if there are any amendments by standard-setters to the current AIFRS or if interpretation of the AIFRS requirements changes from the continued work of the economic entity's management. Consequently, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows.

Plant & Equipment

Plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

No adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Research and Development

Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalised and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset.

There are no research costs carried forward at 1 July 2004 or capitalised during the year ended 30 June 2005. Consequently no adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Share Based Payments

There are no payments satisfied by the issue of shares or other instruments during the year ended 30 June 2005. Consequently no adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts is subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

No adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Patents

The recoverable value of patents will be determined annually and compared with the carrying value. Where the recoverable amount is less than the carrying value, the asset is reduced to it recoverable amount and the reduction is an impairment loss as an expense in the statement of financial performance.

Management considered the carrying value of the patents as 1 July 2004 to be less than their recoverable amount. For the year ended 30 June 2005 the amortisation charge has been written back but the patents have been subjected to an impairment loss equivalent in value.

The following reconciliations explain how it is estimated that the transition to AIFRS will affect the reported financial position at 1 July 2004 and 30 June 2005.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS

	Consolidated Entity		Parent Entity	
	30 June 2005** $	1 July 2004* $	30 June 2005** $	1 July 2004* $
Total equity under AGAAP	18 440 920	22 761 558	30 719 013	31 302 060
Adjustments to retained earnings (net of tax)				
Impairment loss on patents	(970 830)	-	(169 215)	-
Amortisation of patents written back	970 830	-	169 215	-
Total equity under AIFRS	18 440 920	22 761 558	30 719 013	31 302 060

* This column represents the adjustments as at the date of transition to AIFRS
** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

(b) Reconciliation of net profit under AGAAP to that under AIFRS

Year Ended 30 June 2005	Consolidated $	Parent Entity $
Net profit/(loss) as reported under AGAAP	(4 320 638)	(583 047)
Impairment loss on patents	(970 830)	(169 215)
Amortisation of patents written back	970 830	169 215
Net profit/(loss) under AIFRS	(4 320 638)	(583 047)